Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

1347 Capital Corp.

Itasca, Illinois

We hereby consent to the use in the proxy statement/prospectus/information statement constituting a part of this Registration Statement on Form S-4 of our report dated March 21, 2016, relating to the financial statements of 1347 Capital Corp., which is contained in that proxy statement/prospectus/information statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the proxy statement/prospectus/information statement.

/s/ BDO USA, LLP

Grand Rapids, Michigan

May 19, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.